MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, PA 16066
724-776-8600
June 22, 2016
Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MSA Safety Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarter Ended March 31, 2016
Filed May 2, 2016
Form 8-K filed April 29, 2016
File No. 001-15579

Dear Mr. Kuhar:
This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2015 filed on February 29, 2016; Form 10-Q for the quarter ended March 31, 2016 filed on May 2, 2016; and Form 8-K filed April 29, 2016 (File No. 001-15579), as set forth in your letter dated May 31, 2016.
For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data
Note 11 - Short and Long-Term Debt
Long-Term Debt, page 60

1.    We note that as of December 31, 2015 you had approximately $326.6 million outstanding under your senior revolving credit facility. Please revise future filings to clearly disclose the interest rate terms of all your outstanding debt instruments in accordance with Rule 5- 02(22)(a)(1) of Regulation S-X.

Response: In our 2016 second quarter Form 10-Q and all future periodic and annual filings, we will disclose the interest rate terms of any material debt instruments including our senior revolving credit facility in accordance with Rule 5-02(22)(a)(1) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2016
Item l. Financial Statements
Note 8 - Segment Information, page 11

2.    We note that you are organized into six geographic operating segments based on management responsibilities and that the operating segments have been aggregated into three reportable segments: Americas, International, and Corporate. We also note that you established the Americas and International segments on January 1, 2016. Please address the following:

•
Describe to us the nature of any organizational or other changes that you implemented during fiscal 2015 and 2016 and explain how they impacted the composite or realignment of your business units, your operating segments and your reportable segments.

•	Tell us how you applied the guidance in ASC 280-10-50-1 in identifying your operating segments and the guidance in ASC 280-10-50-11 in identifying your reportable segments.

Response: During our October 22, 2015 investor call William Lambert, CEO and Chairman of the Board of Directors of MSA Safety, Inc. ("the Company'') disclosed that the Company had commenced a realignment of its executive structure with the goal of each structure being operational in early fiscal 2016. The purpose of the realignment was to ensure that the Company is structured appropriately to drive towards its strategic goals. The realignment involved three specific actions: one, the promotion of Kerry Bove to the newly created position of Senior Vice President and Chief Strategy officer; two, the promotion of Ron Herring to the newly created position of Senior Vice President and President, MSA International; and three, the promotion of Nish Vartanian to the newly created position of Senior Vice President and President, MSA Americas. Throughout the remainder of fiscal 2015 our executive leadership team worked extensively on this realignment. Prior to January 2016 we had not finalized the realignment of our executive structure and therefore, the CODM continued to manage the business as he had through December 31, 2015. During our April 29, 2016 investor call, Kenneth Krause, Chief Financial Officer, indicated that this realignment had been completed during the first quarter of 2016. The segment information disclosed in our footnotes to the March 31, 2016 Consolidated Financial Statements was prepared in accordance with the new operating and reportable segment reorganization.

Subsequent to the completion of this reorganization our operating segments were identified as follows:

Northern North America	Latin America	Europe
Middle East Africa India	Pacific-Asia	China

Per the guidance in ASC 280-10-50-1, we have identified our operating segments based on the following criteria:
An operating segment is a component of a public entity that has all of the following characteristics:
It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Each MSA operating segment is a business enterprise that has sales to third parties and transactions with other MSA entities and associated expenses that are incurred.

Its operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about the allocation of segment resources and to assess segment performance.

•	Our CODM is William Lambert, the Company’s CEO and Chairman. Mr. Lambert is responsible for the allocation of resources and assessment of performance for each of the Company’s operating segments.

•
The CODM reviews the monthly Executive Summary profit and loss report (“P&L”) which contains the month to date, quarter to date, year to date and prior year to date results for our six operating segments, including performance against plan. The CODM also receives actual balance sheet information for the six operating segments on at least a quarterly basis. When allocating resources to assist the Company in accomplishing our strategic goals, our CODM focuses on segment operating income and segment operating margin for each of our operating segments. Segment operating income (loss) is defined as income from continuing operations before taxes excluding restructuring charges, interest expense, currency exchange gains (losses), and other income (expense). Segment operating margin is defined as segment operating income (loss) divided by segment sales to external customers. Segment operating income (loss) and segment operating margin are not recognized terms under Generally Accepted Accounting Principles ("GAAP") and therefore do not purport to be an alternative to income from continuing operations before income taxes or operating margin from continuing operations as a measure of operating performance.

•
The CODM meets with his direct reports including segment management, Nish Vartanian, Senior Vice President MSA and President of Americas, and Ron Herring, Senior Vice President MSA and President International, on a monthly basis or more frequently as warranted. Nish Vartanian oversees the Northern North America and Latin America operating segments, while Ron Herring oversees the Europe, Middle East, Africa, India, Pacific-Asia and China operating segments. Messrs Vartanian and Herring are the segment managers of these respective operating segments.

Its discrete financial information is available.

•	Discrete financial information is available and prepared monthly for each of the operating segments noted above.

Per the guidance in ASC 280-10-50-11, we identified our reportable segments based on the following criteria:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas(see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B of [paragraphs 280-10-55-33 through 55-36].
We regularly evaluate the historical, average and planned gross margin and segment operating margin for each of our operating segments. We assess segment operating margin in addition to gross margin when reviewing our operating segments' performance given that our CODM uses segment operating margin to manage the business and allocate resources. Based on this evaluation, we believe our operating segments exhibit similar economic characteristics as discussed further below.
For a period in excess of five years, the average historical gross margin and segment operating margin for the Northern North America and Latin America operating segments, that aggregate to the Americas reportable segment, are within 10% on a relative basis. Further, based upon our current financial plan, we believe that these operating segments will continue to exhibit similar economic characteristics in the future consistent with the aggregation requirements within ASC 280-10-50-11.

For a period in excess of five years, the average historical gross margin for the Europe, Middle East, Africa, India, and Pacific-Asia operating segments', that aggregate to the International reportable segment, are within 10% on a relative basis. The average gross margin percentage for China differs on a relative basis from the other operating segments aggregated within the International reportable segment by less than 12%. Further, based upon our current financial plan, we believe that these operating segments' gross margin percentages will exhibit similar economic characteristics in the future consistent with the aggregation requirements within ASC 280-10-50-11. For a period in excess of five years, the average historical segment operating margin for two of the operating segments which are aggregated within the International reportable segment, specifically Europe and China, differ from our other operating segments by amounts greater than 10% on a relative basis. We believe these operating margins will converge over the next few years. Europe's gross margins are at the high end of the gross margin ranges within the International reportable segment but its operating margin has historically been negatively impacted by internal allocations which we plan to adjust through our budgeting process in our next annual cycle. China's historical operating margin is slightly less than the average of the International reportable segment. We saw improvement in China's operating margin in 2015 and expect China's profitability to continue to improve in the near future resulting in operating margin convergence within Europe, Middle East, Africa, India, and Pacific-Asia. China's annual revenue is approximately $60 million or less than 5% of consolidated revenue.
We expect all operating segments in the International reportable segment to exhibit similar economic characteristics on a long term basis as we continue to execute our corporate strategy. Based upon all the requirements as described within ASC 280-10-50-11 we believe that aggregation of the International reportable segment is appropriate. As discussed further below, the nature of products and services, production processes, type of customer, methods of distribution and regulatory environment in which these operating segments function are similar and therefore we have aggregated these operating segments into the International reportable segment.
A. The nature of the products and services
All MSA operating segments sell our core product offerings including breathing apparatus, fixed gas and flame detection, fall protection, head protection, fire and rescue helmets and portable gas detection instruments. There are no diversified product offerings that are only sold at individual operating segments.
B. The nature of the production processes
The nature of MSA’s production processes are consistent in each of our operating segments where products are manufactured. These production processes typically involve the manufacture of sensors, helmets, breathing apparatus, and various fall protection devices / equipment at our manufacturing locations. The capital resources and labor force used are also similar at all of our locations.
C. The type or class of customer for their products and services
All of our operating segments serve two main categories of customers including distributors and industrial or military end-users.
D. The methods used to distribute their products or provide their services
All operating segments have a similar distribution process, which includes the use of sales representatives, distributors and direct sales to customers.
E. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
All of our products are designed to pass the most stringent regulatory approvals that exist across the world. Although regulatory environments differ, the products that we sell in all operating segments are similar regardless of regulatory requirements.

3.     As a related matter, please revise any future quarterly financial information to disclose, by reportable segment, total assets for which there has been a material change from the amount disclosed in the last annual report. Refer to ASC 280-10-50-32(d).

Response: In our future quarterly filings, we will expand our segment footnote disclosure to include total assets by reportable segment for which there has been a material change from the amount disclosed in our most recent Form 10-K.

4.     We note that you present segment operating income and segment operating margin as measures of segment profit or loss. However, consolidated operating income and consolidated operating margin, as defined, appear to represent non-GAAP measures that you are not allowed to present in your financial statements pursuant Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise your presentation in future filings to remove these non- GAAP measures from your notes to financial statements.

Response: The CODM measures segment operating performance using a Non-GAAP measure, segment operating income (loss) and segment operating margin. Segment operating income (loss) is defined as income from continuing operations before income taxes excluding restructuring charges, interest expense, currency exchange gains (losses) and other income (expense). Segment operating margin is defined as segment operating income (loss) divided by segment sales to external customers. Beginning with the Form 10-Q for the second quarter of 2016, we will revise our discussion of segment operating performance as follows using the segment footnote included in the March 31, 2016 Form 10-Q as an example of such disclosure:
Note 8—Segment Information
We are organized into six geographic operating segments based on management responsibilities. The operating segments have been aggregated (based on economic similarities, the nature of their products, end-user markets and methods of distribution) into three reportable segments: Americas, International, and Corporate.
The Americas and International segments were established on January 1, 2016. The Americas segment is comprised of our operations in the North America and Latin America geographies. The International segment is comprised of our operations of all geographies outside of the Americas. Certain global expenses are now allocated to each segment in a manner consistent with where the benefits from the expenses are derived. The 2015 segment results have been recast to conform to current period presentation.
The Company's sales are allocated to each country based primarily on the destination of the end-customer.
Segment operating income (loss) and segment operating margin are the measures used by the chief operating decision maker to evaluate segment performance and allocate resources. Segment operating income (loss) is defined as income from continuing operations before taxes excluding restructuring charges, interest expense, currency exchange gains (losses), and other income (expense). Segment operating margin is defined as segment operating income (loss) divided by segment sales to external customers. Segment operating income (loss) and segment operating margin are not recognized terms under GAAP and therefore do not purport to be alternatives to income from continuing operations before income taxes or operating margin from continuing operations as a measure of operating performance. Further, the Company's measure of segment operating income and segment operating margin may not be comparable to similarly titled measures of other companies. A reconciliation of segment operating income (loss) to income from continuing operations before income taxes as presented on the condensed consolidated statement of income is provided as follows:

(In thousands)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Segment operating income	$31,147	$24,541
Restructuring and other charges (Note 4)	(470)	(731)
Interest expense	(3,902)	(2,473)
Currency exchange (losses) gains, net	(1,950)	2,548
Other income, net	888	641
Income from continuing operations before income taxes	$25,713	$24,526
Reportable segment information is presented in the following table:

(In thousands)	Americas	International	Corporate	Reconciling Items	Consolidated Totals
Three Months Ended March 31, 2016
Sales to external customers	$167,342	$111,926	$—	$—	$279,268
Intercompany sales	27,832	60,688	—	(88,520)	—
Segment operating income (loss)	31,345	8,408	(8,606)	—	31,147
Segment operating margin %	18.7%	7.5%			11.2%

(In thousands)	Americas	International	Corporate	Reconciling Items	Consolidated Totals
Three Months Ended March 31, 2015
Sales to external customers	$158,502	$98,206	$—	$—	$256,708
Intercompany sales	36,176	51,110	—	(87,286)	—
Segment operating income (loss)	23,909	7,569	(6,937)	—	24,541
Segment operating margin %	15.1%	7.7%			9.6%
Reconciling items consist primarily of intercompany eliminations.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5.     We note that you present several non-GAAP measures - such as organic growth, core organic growth, local currency core product sales, local currency sales by segment, local currency selling, general and administrative expenses excluding Latchways related costs, etc. - but you have not provided the required reconciliations to the most directly comparable GAAP measures and GAAP basis changes as well as the other disclosures required by Item 10(e)(i) of Regulation S-K. Please confirm that in future filings you will revise your presentations of non-GAAP measures to fully comply and the disclosures required by Item 10(e)(i) of Regulation S-K.

Response: In our future periodic and annual filings we will provide the required reconciliations for any non-GAAP measures to the most directly comparable GAAP measure and GAAP basis changes, as well as other disclosures required by Item 10(e)(i) of Regulation S-K, as applicable.

Form 8-K filed April 29, 2016
Exhibit 99.1

6.     We note that in the quarterly highlights section of your earnings release you disclosed several non-GAAP measures - such as adjusted earnings, adjusted earnings per diluted shares, and local currency selling, general and administrative expenses excluding Latchways related costs - but you did not disclose the most directly comparable GAAP measure or GAAP basis change with greater or equal prominence. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

Response: In our future earnings releases filed as Exhibit 99.1 on Form 8-K, we will provide the required disclosures for any non-GAAP measures to the most directly comparable GAAP measure and GAAP basis change with greater of equal prominence as required by Item 10(e)(l)(i)(A) of Regulation S-K.

7.     Further, it does not appear that you have provided the required reconciliation to the most directly comparable GAAP measure and GAAP basis change as well as other disclosures required by Item 10( e) of Regulation S-K for the non-GAAP measure entitled 'local currency selling, general and administrative expenses excluding Latchways related costs.' Please refer to the guidance in Items 10(e)(1)(i)(B) through (D) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

Response: In our future earnings releases filed as Exhibit 99.1 on Form 8-K, we will disclose directly comparable GAAP measures in equal prominence with all non-GAAP measures. In future earnings releases we will provide the required reconciliations to the most directly comparable GAAP measures for all non-GAAP measures referenced.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our SEC filings. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.
Please feel free to contact me at (724) 741-8534 should you require further information or have any questions.

MSA SAFETY INCORPORATED

By	/s/ Kenneth D. Krause
Name	Kenneth D. Krause
Title	Vice President of Finance and Chief Financial Officer
Date	June 22, 2016